UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         ABR INFORMATION SERVICES, INC.
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    00077R108
                                 (CUSIP Number)

                               James E. MacDougald
                           34125 U.S. Highway 19 North
                              Palm Harbor, FL 34684
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                 ----------------------
   CUSIP No. 00077R108                                      Page 2 of 10 Pages
-------------------------                                 ----------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     James E. MacDougald
=========== ====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

=========== ====================================================================
    3       SEC USE ONLY

=========== ====================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


=========== ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF
                                             275,000
          SHARES
                            ========= ==========================================
       BENEFICIALLY            8      SHARED VOTING POWER

         OWNED BY                            0

           EACH             ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                             275,000
          PERSON
                            ========= ==========================================
           WITH                10     SHARED DISPOSITIVE POWER

                                             0

=========== ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     275,000

=========== ====================================================================
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|

=========== ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.95%

=========== ====================================================================
    14      TYPE OF REPORTING PERSON*

                     IN

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                 ----------------------
   CUSIP No. 00077R108                                      Page 3 of 10 Pages
-------------------------                                 ----------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Suzanne M. MacDougald
=========== ====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

=========== ====================================================================
    3       SEC USE ONLY


=========== ====================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|


=========== ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF
                                               67,500
          SHARES
                            ========= ==========================================
       BENEFICIALLY            8      SHARED VOTING POWER

         OWNED BY                              0

           EACH
                            ========= ==========================================
        REPORTING              9      SOLE DISPOSITIVE POWER

          PERSON                               67,500

           WITH
                            ========= ==========================================
                               10     SHARED DISPOSITIVE POWER

                                               0

=========== ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     67,500

=========== ====================================================================
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         |X|


=========== ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.23%

=========== ====================================================================
    14      TYPE OF REPORTING PERSON*

                     IN

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                 ----------------------
   CUSIP No. 00077R108                                      Page 4 of 10 Pages
-------------------------                                 ----------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     MacDougald Family Limited Partnership
=========== ====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

=========== ====================================================================
    3       SEC USE ONLY


=========== ====================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

=========== ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Nevada
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES
                            ========= ==========================================
       BENEFICIALLY            8      SHARED VOTING POWER

         OWNED BY                              0

           EACH             ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                               0
          PERSON
                            ========= ==========================================
           WITH                10     SHARED DISPOSITIVE POWER

                                               0

=========== ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

=========== ====================================================================
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|

=========== ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0

=========== ====================================================================
    14      TYPE OF REPORTING PERSON*

                     PN

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

                  This Statement relates to the voting Common Stock, par value $.01 per share ("Common Stock"), of ABR Information Services, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 34125 U.S. Highway 19 North, Palm Harbor, Florida 34684.

Item 2.           Identity and Background

                  (a) This statement is filed on behalf of James E. MacDougald, Suzanne M. MacDougald and the MacDougald Family Limited Partnership (the "Partnership"). James and Suzanne MacDougald are married and therefore may be deemed to beneficially own the shares of the Issuer solely owned by the other.

                           The Partnership is a Nevada limited partnership organized to hold the investments of the MacDougald family and related entities. The sole general partner of the Partnership is MacDougald Management, Inc., a Nevada corporation ("MMI"), of which James and Suzanne MacDougald are the sole shareholders, directors and executive officers. The address of the principal business and principal office of the Partnership and MMI is 1325 Airmotive Way, Suite 130, Reno, Nevada 89502.

                           James MacDougald disclaims beneficial ownership of the 67,500 shares held solely by Suzanne MacDougald and each of Suzanne MacDougald and the Partnership disclaims beneficial ownership of the 275,000 shares held solely by James MacDougald. See Item 5.

                  (b) The business address of James and Suzanne MacDougald is:

                           34125 U.S. Highway 19 North
                           Palm Harbor, FL  34684


                  (c) The following sets forth for each of James and Suzanne MacDougald his or her present principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted:


                                       Principal                          Name, Address
                                       Occupation                         and Principal
                                          And                              Business of
       Name                            Employment                            Employer
       ----                            ----------                            --------
James E. MacDougald          President and Chief Executive    ABR Information Services, Inc.
                             Officer                          34125 U.S. Highway 19 North
                                                              Palm Harbor, FL  34684

                                                              (provider of comprehensive benefits
                                                              administration, payroll and human
                                                              resource services)

Suzanne M. MacDougald        Senior Vice President and        ABR Information Services, Inc.
                             Secretary                        34125 U.S. Highway 19 North
                                                              Palm Harbor, FL  34684

                                                              (provider of comprehensive benefits
                                                              administration, payroll and human
                                                              resource services)


            (d)and (e)  During the last five  years,  none of James  MacDougald,
                        Suzanne MacDougald, the Partnership or MMI (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)         James and Suzanne MacDougald are United States citizens.

Item 3.           Source and Amount of Funds or Other Considerations

                  Not Applicable.

Item 4.           Purpose of Transaction

                  On April 30, 1999, the Issuer, Ceridian Corporation, a Delaware corporation ("Ceridian"), and Spring Acquisition Corp., a Florida corporation and wholly-owned subsidiary of Ceridian ("SAC"), entered into an agreement and plan of merger (as amended June 2, 1999, the "Merger Agreement"). The Board of Directors of the Issuer, upon which both James and Suzanne MacDougald served until June 14, 1999, unanimously approved the Merger Agreement.

                  Pursuant to the terms of the Merger Agreement, SAC commenced a tender offer on May 7, 1999 to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a price of $25.50 per share. James and Suzanne MacDougald and the MacDougald Family Limited Partnership tendered all of the shares of Common Stock beneficially owned by them in the tender offer, excluding the 275,000 shares and 67,500 shares subject to currently exercisable options or options exercisable within 60 days of June 7, 1999 held by James MacDougald and Suzanne MacDougald, respectively. The shares were accepted for payment by SAC on June 7, 1999.

                  The Merger Agreement further provides that each share of Common Stock not acquired by SAC in the tender offer will be exchanged for the same consideration payable pursuant to the tender offer in cash in connection with the merger of SAC with and into the Issuer.

Item 5.           Interest in Securities of the Issuer

      (a) -  (b)  Information  concerning the amount and percentage of shares of
                  Common Stock beneficially owned by each of the reporting persons as of June 7, 1999 is set forth below and is based upon the number of shares of Common Stock outstanding on April 30, 1999:

                                      Sole              Shared                              Percentage of
                                   Voting and         Voting and          Aggregate          Outstanding
          Reporting               Dispositive         Dispositive         Beneficial      Shares of Common
            Person                   Power               Power            Ownership             Stock
            ------                   -----                ----            ---------             -----

James E. MacDougald                275,000(1)              0             275,000(1)             0.95%
Suzanne M. MacDougald               67,500(1)              0              67,500(1)             0.23%
MacDougald Family
     Limited Partnership               0                   0                  0                   0

---------------
(1)      Represents  shares  issuable  under  currently  exercisable  options or options exercisable within 60 days of June 7, 1999.


MacDougald Management, Inc., the sole general partner of the MacDougald Family Limited Partnership, does not beneficially own any shares of the Issuer's Common Stock.

         (c) The following is a list of all transactions in the Issuer's Common Stock by the persons named in paragraphs (a) - (b) above during the 60 days preceding the date of this amendment to Schedule 13D.

On June 7, 1999, the following persons sold the number of shares of Common Stock indicated for $25.50 per share to SAC pursuant to the tender offer described in
Item 4 above:

------------------------------------------------------------ -------------------
James MacDougald                                                  166,875
------------------------------------------------------------ -------------------
Suzanne MacDougald                                                  4,250
------------------------------------------------------------ -------------------
MacDougald Family Limited Partnership                             793,904
------------------------------------------------------------ -------------------
James and Suzanne MacDougald, tenancy by the entireties           420,098
------------------------------------------------------------ -------------------

                  (d) Not Applicable.

                  (e) Each of James MacDougald, Suzanne MacDougald and the MacDougald Family Limited Partnership ceased to be the beneficial owner of more than 5% of the Isssuer's Common Stock on June 7, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Not Applicable.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1. Agreement to file Schedule 13D jointly. Previously filed as Exhibit 1 to Schedule 13D dated May 7, 1999 and incorporated herein by reference.

                  Exhibit 2. Powers of Attorney for James E. MacDougald, Suzanne
M. MacDougald and the MacDougald Family Limited Partnership.

Signature
---------

                  After reasonable inquiry and to the best of his/her or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                  Date:  June 16, 1999

                                                                 *
                                 -----------------------------------------------
                                               James E. MacDougald

                                                                 *
                                 -----------------------------------------------
                                               Suzanne M. MacDougald

                                 MACDOUGALD FAMILY LIMITED
                                    PARTNERSHIP

                                 By:   MacDougald Management, Inc., as the sole
                                            general partner

                                 By:                             *
                                       -----------------------------------------
                                               James E. MacDougald, President




*By:     /s/ James P. O'Drobinak
         James P. O'Drobinak, as attorney-in-fact

                               Amendment No. 1 to
                                  Schedule 13D
                         ABR Information Services, Inc.

                                  Exhibit Index


Exhibit

Exhibit 1 -       Agreement to file Schedule 13D jointly*

Exhibit 2 -       Powers  of  Attorney  for  James  E.  MacDougald,  Suzanne  M.
                  MacDougald and the MacDougald Family Limited Partnership.






--------
         * Previously filed